SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   ---------
                                   FORM 6-K
                                   ---------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 18, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)


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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



             Form 20-F     X              Form 40-F
                           ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


             Yes                          No           X
                           ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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CNOOC LIMITED APPOINTS NEW DIRECTORS

(Hong Kong, November 18, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) announced today the appointment of Professor Kenneth Courtis and Dr. Erwin Schurtenberger as Non-executive Directors of the Company effective immediately. They replaced Mr. Tso Kai Sum and Mr. Will Honeybourne who sat on the board on behalf of strategic investors and whose terms now expired.

Professor Kenneth Courtis is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. Professor Courtis has won numerous prizes and distinctions for his research and is a respectable adviser on international economic, financial and investment matters to many corporations around the world.

Dr. Erwin Schurtenberger was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea, the Republic of Mongolia and Iraq. He has been an independent business advisor to various multinational corporations and humanitarian aid organizations.

"The management and shareholders of CNOOC Limited are honored to have Professor Courtis and Dr. Schurtenberger serve on the Board. Their insights into global economic dynamics, experiences in international affairs and wisdom of dealing with complex problems will help strengthen the governance of this rapidly growing petroleum company," commented Mr. Wei Liucheng, Chairman and Chief Executive Officer of the Company. "The Board also wishes to thank Mr. Tso and Mr. Honeybourne for their excellent service and contribution.
They will be sorely missed."

Professor Courtis and Dr. Schurtenberger were previously the Company's International Advisory members.

Attachment 1:
                         Professor Kenneth S. Courtis
                               [GRAPHIC OMITTED]

Professor Kenneth S. Courtis is Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. Professor Courtis advises the firm on economics and strategy throughout the Asia-Pacific region as well as in Europe and North America.

Professor Courtis has won numerous prizes and distinctions for his research and is a valued advisor on international economic, financial and investment matters. He has lectured and written widely on the related fields of international finance, macro-economic policy, global capital markets and strategy. He is a prominently quoted commentator on global economic, financial and political developments.

Professor Courtis has published on major international economic, public policy, investment and strategy issues and is a frequent guest commentator on television news programs. He has lectured at Keio and Tokyo universities and at leading universities in Europe and North America. He serves on the international Advisory Boards of a variety of leading international firms, public policy organizations and universities.

After graduating with honors from Glendon College in Toronto, Professor Courtis received a M.A. in international economics from Sussex University, England, a M.B.A. in finance and strategy from INSEAD (European Institute of Business Administration), and a Doctorate, with honors and the highest distinction, from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank.

Attachment 2:
                           Dr. Erwin Schurtenberger
                               [GRAPHIC OMITTED]

Dr. Schurtenberger was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea and the Republic of Mongolia. He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq.

He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations such as Credit Suisse Financial Services, Novartis and Bunge. He was the President of the Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint., BUHLER GROUP Switzerland, FIRMENICH, SIRE Holding (China infrastructure fund), CIBA China, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials.

He received a Ph.D. Degree in Economics and was trained in political science and philosophy.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         zelda.yung@knprhk.com
         maggie.chan@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                                Name:   Cao Yunshi
                                                Title:  Company Secretary,
                                                        General Counsel and
                                                        Senior Vice President

Dated: November 18, 2002